Exhibit 99.2

Materialise to Accelerate Digital Transformation in the Footcare Industry

Materialise

Materialise Agrees to Acquire RS Print and RSscan and Enters into Collaboration with Superfeet to Accelerate Personalization of Footcare Solutions

Leuven, Belgium, Oct. 29, 2020 (GLOBE NEWSWIRE) — Materialise NV (Nasdaq: MTLS), a global leader in 3D printing solutions, today announced the signing of an agreement to fully acquire the RSscan dynamic foot measurement technology and the Phits personalized insole product line. The company also announced a strengthening of its strategic partnership with Superfeet to accelerate the distribution of the RSscan intelligent foot measurement solutions and the personalized Phits insoles in North America.

Materialise, which already owned 50% of RS Print, the owner of the Phits personalized insole product line, will acquire the remaining shares of the company from its partner Superfeet, Inc. Materialise will further purchase substantially all the assets of the Superfeet company RSscan, a pioneer and market leader in the development and supply of intelligent foot measurement technology and systems. By bringing the RS Print and RSscan technology under one roof, Materialise intends to accelerate its R&D and product development efforts for the personalization of footcare and to build a more comprehensive suite of solutions for footcare experts and their patients.

The acquisition combines Materialise’s 30 years of experience in the development of meaningful applications of 3D printing, in particular in the healthcare sector, with the extensive experience of the RS Print and RSscan teams in the development of personalized solutions for the footcare sector. Through the acquisition, Materialise welcomes an experienced research and development team conducting advanced research in foot measurement, analysis and corrections. The acquisition also expands Materialise’s scanning and analysis technology with RSscan’s laboratory with advanced 3D motion tracking, gait analysis, finite element analysis and complementary test equipment.

In addition to the acquisition, Materialise also announced a strengthening of its strategic partnership with Superfeet through a new collaboration. The partnership builds on Superfeet’s reputation and marketing network in the insole market, in particular in North America, with a view to accelerating the digital transformation of the footcare industry. Superfeet is committed to accelerating the installation of pressure plate measurement systems in North America, in collaboration with RS Print’s existing distributor GO4D, to extend its US point-of-care network.

“3D printing and design technology have great potential to help both consumers and healthcare professionals improve comfort, health and performance through personalized footcare,” said Fried Vancraen, CEO and founder of Materialise. “Building on our expertise in providing intelligent planning tools and customized devices to healthcare professionals, we very much look forward to offering similar science-based digital measurement tools and personalized solutions to footcare professionals and sports experts that deal with foot or gait problems. I am particularly excited that we have succeeded in strengthening our strategic partnership with Superfeet in such a way that both partners will be able to fully concentrate on their individual strengths.”

“We have worked with Materialise to develop the innovative RS Print system for 3D printed insoles, delivering thousands of products to improve customers’ comfort, health and performance,” said John Rauvola, CEO of Superfeet. “We’re happy to extend this partnership to meet growing demands in personalization and to bring this technology to an even broader community in the future.”

The acquisition, which is subject to conditions that are typical for this type of transaction, is expected to close on November 20, 2020. Materialise will provide more details about these transactions during its Q3 2020 earnings call later today.

About Materialise

Materialise incorporates three decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

About Superfeet

For more than 40 years, Pacific Northwest-based Superfeet has been creating innovative products featuring the highly-regarded Superfeet® shape, helping millions of people worldwide experience unparalleled comfort, pain relief and performance. Best known for their wide variety of over-the-counter insoles, today, through the latest advancements in 3D-printing technology, Superfeet is taking insoles and footwear from mass-produced products to individualized, made-for-you solutions. A 100% employee-owned company, Superfeet gives 1% of sales and countless volunteer hours to help others shape a strong foundation for a healthy future. For more, visit superfeet.com.

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, Materialise’s pending acquisition of the remaining 50% interest in RS Print and the assets of RSscan and the collaboration between Materialise and Superfeet, including the expected timing of the closing of the acquisition and the expected solutions and benefits from the acquisition and the collaboration. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. Materialise cautions you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond Materialise’s control that may cause Materialise’s actual results to differ materially from its expectations. Materialise is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless Materialise has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

CONTACT: Bram Smits Materialise bram.smits@materialise.be Press Materialise press@materialise.com